SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                          For the month of April, 2005

                       Commission File Number: 000-21742

                              Stolt Offshore S.A.
                ----------------------------------------------
                (Translation of registrant's name into English)



                          c/o Stolt Offshore M.S. Ltd.
                                 Dolphin House
                                 Windmill Road
                               Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                          ----------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F __
                                      ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   __                  No   X
                                                          --

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     In accordance with General Instruction B, item (iii), attached herewith are the following materials regarding the Annual General Meeting for Stolt Offshore S.A., a Luxembourg company (the "Company"), to be held on May 27, 2005:

     1. Chairman's letter dated April 20, 2005 inter alia advising of Annual General Meeting.

     2. Notice of Annual General Meeting dated April 20, 2005, with (i) biographies of Director nominees and (ii) unconsolidated financial statements of the Company (including Statutory Auditors' Report and Directors' Report) forming a part thereof.

     3. Depositary's Notice (of Deutsche Bank Trust Company Americas) re Annual General Meeting of Stolt Offshore S.A.

     4. Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs).

     The above materials were mailed on April 27, 2005 by Deutsche Bank Trust Company Americas to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of March 29, 2005.

     Certain statements contained in the above materials furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant customers; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             STOLT OFFSHORE S.A.


Date: April 28, 2005                         By: /s/ Stuart Jackson
                                                 -------------------------------
                                                 Name: Stuart Jackson
                                                 Title: Chief Financial Officer

Stolt Offshore S.A.                                         [Logo]


                     C/o Stolt Offshore M.S. Limited     Tel: + 44 1932 773700
                     Dolphin House                       Fax: + 44 1932 773701
                     Windmill Road                       www.stoltoffshore.com
                     Sunbury-on-Thames
                     Middlesex,  TW16 7HT
                     England

                                                                  April 20, 2005



DEAR SHAREHOLDER

The Annual General Meeting of Shareholder of Stolt Offshore S.A. will be held on Friday May 27, 2004 at 3:00 p.m. at the offices of Services Generaux S.A., 23, avenue Monterey, L-2086 Luxembourg.

Due to the fact that the Company is a Luxembourg holding company, our affairs are governed by the provisions of the Luxembourg Company Law. Under these provisions and the provisions of the Company's Articles of Incorporation, the Annual General Meeting relates to and considers matters of a more formal nature, including the affairs of the holding Company on an unconsolidated and consolidated basis. The matters to be addressed at the Annual General Meeting are restricted to those on the attached Notice.

Enclosed with this mailing is the Notice of Annual General Meeting of Shareholders, including unconsolidated and consolidated financial statements, the Board of Directors' report, the Statutory Auditor's and the auditor's report, as well as Proxy Card for Common Shares relating thereto. Common Shareholders of record at the close of business on March 29, will be entitled to vote at the Annual General Meeting.

If you wish your Common Shares to be voted at the Annual General Meeting, please promptly sign, date and return the enclosed Proxy Card to assure that they will be received in time.

The Company's Board of Directors recommends that you vote in favour of the matters to be considered at the meeting.


Sincerely yours,

/s/ Mark Woolveridge
Mark Woolveridge
Chairman of the Board

Stolt Offshore S.A.                                                   [Logo]


                    C/o  Stolt Offshore M.S. Limited     Tel: + 44 1932 773700
                    Dolphin House                        Fax: + 44 1932 773701
                    Windmill Road                        www.stoltoffshore.com
                    Sunbury-on-Thames
                    Middlesex,  TW16 7HT
                    England


                        NOTICE OF ANNUAL GENERAL MEETING
                         OF SHAREHOLDER ON MAY 27, 2005
                        --------------------------------

The Annual General Meeting of Shareholders of Stolt Offshore S.A. (the "Company") will be held at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, on Friday May 27, 2004 at 3:00 p.m. for the following purposes:

(1) To approve the holding of the Annual General meeting on May 27, 2005 in variation from the date (third Thursday in April) set forth in Article 25 of the Articles of Incorporation;

(2) To consider (i) the report of Deloitte S.A., Luxembourg, Independent Auditors ("Reviseurs d'entreprises") on the consolidated financial statements of the Company, (ii) the Report of Maitland Management Services
     S.A: Luxembourg, Statutory Auditor ("Commissaire aux comptes") of the Company, and (iii) the Report by the Board of Directors of the Company, in respect of the consolidated and unconsolidated financial statements of the Company for the fiscal year ended November 30, 2004 (copy attached).

(3) To approve the unconsolidated balance sheet and statements of profit and loss of the Company for the fiscal year ended November 30, 2004 (copy attached).

(4) To approve the consolidated balance sheet and statements of operations of the Company for the fiscal year ended November 30, 2004 (copy attached).

(5) To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2004.

(6) To authorize the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Common Shares shall not exceed the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on the Nasdaq Stock Market Inc., if applicable) for the five most recent trading days prior to such purchase and b) the minimum price to be paid for such Common Shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before August 31, 2006.

(7) To elect seven directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected and qualified (list of nominees attached); and


    Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme Holding, R.C. Luxembourg B 43172

(8) To elect the Statutory Auditors ("Commissaire aux comptes") to report on the unconsolidated financial statements and the Independent Auditors ("Reviseurs d'entreprises") to audit the consolidated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

The Annual General Meeting shall be conducted in conformity with the quorum and voting requirements of the Luxembourg Company Law and the Company's Articles of Incorporation.

The Board of Directors of the Company has determined that Shareholders of record at the close of business on March 29 2005, will be entitled to vote at the aforesaid meeting and at any adjournments thereof.



Sincerely yours,

/s/ Mark Woolveridge
Mark Woolveridge
Chairman of the Board

Dated April 20, 2005

TO ASSURE YOUR REPRESENTATION AT THE ANNUAL GENERAL MEETING, YOU ARE HEREBY REQUESTED TO FILL IN, SIGN, DATE AND RETURN THE PROXY CARD DELIVERED HEREWITH IN THE RETURN ENVELOPE PROVIDED FOR SUCH PURPOSE. THE GIVING OF SUCH PROXY WILL NOT AFFECT YOUR RIGHT TO REVOKE SUCH PROXY OR VOTE IN PERSON SHOULD YOU LATER DECIDE TO ATTEND THE MEETING.





Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme Holding, R.C. Luxembourg B 43172

BIOGRAPHIES OF NOMINEES FOR DIRECTOR

Mr Mark Woolveridge (Chairman)
Mr Woolveridge has been a Director since 1993 and served as Deputy Chairman of the Board since 2002, until appointed Chairman of the Board on 2 February 2005. He held a number of positions with BP since 1968 and most recently served as Chief Executive Officer of BP Engineering from 1989 until his retirement in 1992. He had previously held the post of General Manager, Oil and Gas Developments, responsible for field development projects in the U.K. and Norwegian sectors of the North Sea, and served on the Board of BP Oil Ltd. He holds a Master's degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers. Mr Mark Woolveridge is a British citizen.

Mr James B. Hurlock (Deputy Chairman)
Mr Hurlock is a retired partner from the law firm of White & Case LLP and served as Chairman of its Management Committee from 1980 to 2000. He has served as a Director of Stolt Offshore since 2002 and was appointed Deputy Chairman in February 2005. He participated in the formation and served on the Board of Northern Offshore Ltd. which during the 1970s operated diver lock-out submarines and provided other services to the offshore oil industry. He holds a BA degree from Princeton University, an MA Jurisprudence from Oxford University and a JD from Harvard Law School. Mr James B. Hurlock is a U.S. citizen.

Mr George Doremus
Mr Doremus has been a Director since June 2004. He currently serves as CEO of and has an equity position in Gulf Energy Technologies. He worked at Aker Kvaerner ASA from 2001 to 2003 serving as Executive Vice President, Oil and Gas Process International and President of Houston region operations. He worked at Parsons Corporation from 1991, most recently as Vice President and Manager of Eastern Hemisphere Projects and Middle East Operations, and held various positions at Atlantic Richfield Corporation and Exxon Corporation earlier in his career. Mr Doremus is co-founder and was COO of The Business Resource Center, a mergers and acquisitions boutique which was sold to Chemical Bank in 1990. Mr George Doremus is a U.S. citizen.

Mr Tom Ehret
Mr Ehret was appointed to the Board of Directors in November 2003 and has served in the position of Chief Executive Officer of Stolt Offshore since March 2003. He came to the Company from his position as Vice Chairman of the Management Board of Technip and President of its Offshore Branch. Mr Ehret has experience of working with Comex, FMC Corporation, Comex Houlder Diving Limited, Stena Offshore, Coflexip Stena and latterly Technip. He has worked in all the major disciplines both technical and commercial and has been a Project Manager, New Product Development Manager, Marketing and Sales Manager, Managing Director, CEO and COO. Mr Tom Ehret is a French citizen.

Mr Haakon Lorentzen
Mr Lorentzen has served as a Director since 2002. He is Managing Director of Lorentzen Empreendimentos SA of Rio de Janeiro, a diversified holding company with investments in Aracruz Celulose SA, Cia de Navegacao Norsul and a diversified IT portfolio. He is also Director of Aracruz Celulose, Cia de Navegacao Norsul, Ideiasnet, Advicenet and WWF Brazil. He holds a Bachelor's degree in Economics from Pontificia Universidade Catolica do Rio de Janeiro and a Harvard Business School Post Graduate Degree. Born in Oslo, Norway. Mr Haakon Lorentzen is a resident of Rio de Janeiro, Brazil.

Mr J. Frithjof Skouveroe
Mr Skouveroe has been a Director since 1993. He is a private investor and owner of a Norwegian/Swedish Industrial Group. He is also a member of the Board of Ocean Rig ASA, an offshore drilling contractor listed on the Oslo Stock Exchange. He was Chairman of the Board and Chief Executive Officer of Stolt-Nielsen Seaway (Seaway), a predecessor of Stolt Offshore, from 1990 to 1993. From 1976 to 1990, he held senior management positions in offshore contracting, within Seaway and in what is now the Aker Kvaerner group. He has an MBA from INSEAD and an MSc from the Technical University of Norway. Mr J.Frithjof Skouveroe is a Norwegian citizen.

Mr Trond O. Westlie
Mr Westlie currently serves as Group Finance Director for the Telenor Group and has previously served as Group Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA from 2002 to 2004. He has been a Director of Stolt Offshore since June 2004. Previous management positions include Executive Vice President and Chief Financial Officer of Aker Maritime ASA from 2000 to 2002 and Executive Vice President, Business Development for Aker RGI ASA from 1998 to 2000. Mr Westlie qualified as a State Authorised Public Auditor from Norges Handelshoyskole, Hoyere Revisorstidiet and has served on numerous corporate boards. Mr Trond O. Westlie is a citizen of Norway.

                              STOLT OFFSHORE S.A.
                                    Holding


                                ANNUAL ACCOUNTS
                                      AND
                           REPORT OF THE COMMISSAIRE



                               NOVEMBER 30, 2004

                              STOLT OFFSHORE S.A.
                                    Holding


                               TABLE OF CONTENTS


                                                  PAGE

REPORT OF THE COMMISSAIRE                         1

REPORT OF THE BOARD OF DIRECTORS                  2


ANNUAL ACCOUNTS

-   Balance sheet                                 3
-   Statements of Profit and loss                 4
-   Notes to the accounts                         5 - 10

                           REPORT OF THE COMMISSAIRE
                             TO THE SHAREHOLDERS OF
                              STOLT OFFSHORE S.A.
                                    Holding
                               November 30, 2004


In accordance with legal and statutory requirements, we are pleased to report to you on the execution of our engagement as Commissaire in respect of the year ended November 30, 2004 following the mandate granted to us.

Our examination was carried out in accordance with the provisions of Article 62 of the law of August 10, 1915 (as modified), which does not require the Commissaire to give an opinion on the financial statements. Consequently, we have not verified the financial statements in accordance with International Standards on Auditing.

We have confirmed that the financial statements at November 30, 2004, showing a balance sheet total of U.S. Dollars 891,244,926 and a result for the year then ended of U.S. Dollars NIL are in accordance with the accounting records and with documentary evidence submitted to us.

We propose that these financial statements be approved and that discharge be granted to the Board of Directors.


Maitland Management Services S. A.





/s/ Riaz Husain
---------------
Riaz Husain


Luxembourg
April 19, 2005

                              STOLT OFFSHORE S.A.
                            Societe Anonyme Holding
                      Luxembourg, 26, rue Louvigny, L-1946
                           R.C. Luxembourg B. 43.172

       Report of the Board of Directors to the Annual General Meeting of
                              Stolt Offshore S.A.
    to be held at the offices of Services Generaux de Gestion, Gestion S.A.,
                    23 avenue Monterey, L - 2086 Luxembourg.
                                  May 27, 2005


Gentlemen:

We are pleased to submit for your approval the Balance Sheet as of November 30, 2004 and the Statement of Profit and Loss for the year then ended.

The investment in subsidiaries amounted to U.S. $846,624,663 at November 30, 2004. There were no dividends declared by and receivable from subsidiaries at November 30, 2004. The net profit for the year ended November 30, 2004 was U.S. $nil. No dividends were declared or paid during 2004 or 2003. Retained earnings to be carried forward are U.S. $nil.

By special vote we ask you to discharge the Directors and the Statutory Auditor of the Company for the year ended November 30, 2004.

Furthermore, we request that you elect the Statutory Auditor ("Commissaire aux comptes") of the Company for a term to expire at the next Annual General Meeting of Shareholders.

Finally, we request you to re-elect as Directors of the Company, Mr. J. Frithjof Skouveroe, Mr. Mark Woolveridge, Mr. Haakon Lorentzen, Mr. Tom Ehret, Mr. James B Hurlock, Mr. Trond O. Westlie and Mr. George H. Doremus at the forthcoming Annual General Meeting on May 27, 2005. Mr. Trond O. Westlie and Mr. George H. Doremus were both elected to the Board of Directors at the Extraordinary General Meeting on June 30, 2004. On February 2, 2005 the Company announced a number of changes in the composition of the Board of Directors following Stolt-Nielsen S.A.'s ("SNSA") sale of its shareholding with institutional investors. Jacob Stolt-Nielsen (Chairman) and Niels G. Stolt-Nielsen both decided to retire from the Board of Directors with immediate effect and hence will not be standing for re-election.





/s/ Tom Ehret                         /s/ J. Frithjof Skouveroe
Tom Ehret                             J. Frithjof Skouveroe


April 19, 2005

                              STOLT OFFSHORE S.A.
                                    Holding
                                 BALANCE SHEETS
                        As Of November 30, 2004 and 2003
                             (in thousands of USD)



                        Notes       2004        2003                               Notes       2004         2003
                        -----       ----        ----                               -----       ----         ----


FIXED ASSETS                                               SHAREHOLDERS'EQUITY
   Investments          3.         846,625      677,084      Subscribed capital     4.         382,788      220,524
                                   -------      -------      Share premium          4.         440,649      403,254
                                                             Legal reserve          5.          38,279       22,052
                                                                                               -------      -------
                                                                                               861,716      645,830
                                                                                               -------      -------

CURRENT ASSETS                                             OTHER DEBTS
   Receivables                      44,572       36,576      Due within less                    12,440        7,258
   Cash and cash                                             than one year
   equivalents                          48            7      Due after more than                17,089       60,579
                                   -------      -------      one year                          -------      -------
                                    44,620       36,583                                         29,529       67,837
                                   -------      -------                                        -------      -------

TOTAL ASSETS                        ------      -------    TOTAL LIABILITIES AND               -------      -------
                                   891,245      713,667    SHAREHOLDERS' EQUITY                891,245      713,667
                                   -------      -------                                        -------      -------





The accompanying notes are an integral part of these annual accounts.

                              STOLT OFFSHORE S.A.
                                    Holding
                         STATEMENTS OF PROFIT AND LOSS
                 For The Years Ended November 30, 2004 and 2003

                             (in thousands of USD)






                                                Notes      2004         2003
                                                -----      ----         ----


EXPENSES
  Parent company guarantees - charges                    11,620        7,117
  Other charges                                 6,8      16,510        2,155
                                                         ------       ------
                                                         28,130        9,272


INCOME
  Parent company guarantees - reimbursements             11,620        7,117
  Other cost reimbursement income                        16,510        2,155
                                                         ------       ------
                                                         28,130        9,272
                                                         ------       ------


                                                         ------       ------
NET RESULT FOR THE FINANCIAL YEAR                          -             -
                                                         ------       ------



The accompanying notes are an integral part of these annual accounts.

                              STOLT OFFSHORE S.A.
                                    Holding
                             NOTES TO THE ACCOUNTS
                            as of November 30, 2004



NOTE 1 - ORGANIZATION

     Stolt Offshore S.A., formerly Stolt Comex Seaway S.A., ("the Company") is a holding company incorporated under the laws of Luxembourg on March 10, 1993.

     The object of the Company is to invest in subsidiaries which will provide technologically sophisticated offshore and subsea engineering, flow line, trunk line and pipeline lay, construction, inspection and maintenance services, predominantly for the offshore oil and gas industry. More generally, the Company may invest in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses it will administer and exploit; it may lend or borrow with or without security, provided that any monies so borrowed may only be used for the purpose of the Company, or companies which are subsidiaries of or associated with or affiliated to the Company; in general it may undertake any operations directly or indirectly connected with these objects whilst nevertheless remaining within the limits set out by the law on holding companies of the 31st of July, 1929.

     The registered office of the Company is at 26, rue Louvigny, L - 1946, Luxembourg and the Company is registered under number RCS B 43 172.

     The Company also prepares consolidated financial statements in conformity with the Seventh Directive of the European Union. Copies of these financial statements are available at the registered office of the Company. The Company is reimbursed by its subsidiaries for certain general expenses incurred on behalf of the subsidiaries.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company maintains its books and records in United States Dollars, and presents its annual accounts in accordance with generally accepted accounting principles in Luxembourg, which include the following significant accounting policies:

     2.1  Format of financial statements

          The Company keeps its books and records in U.S. Dollars. In accordance with Article 205 of the law of May 4, 1984, the financial statements are presented with certain modifications to the legal format requirements. In the opinion of the Directors, this is necessary in order to present the financial position and results of the Company to the reader with the utmost clarity.

     2.2  Investments

          Investments are stated at cost less any permanent impairment in value. Earnings in investee companies are recognized when, and to the extent, dividends are received from investee companies.

     2.2  Translation of foreign currencies

          The company maintains its accounts in the currency in which the capital is expressed, i.e. in the United States Dollar (USD) and the annual accounts are expressed in this base currency. Amounts in foreign currencies are translated into the base currency on the following basis:

                              STOLT OFFSHORE S.A.
                             NOTES TO THE ACCOUNTS
                                    Holding
                            as of November 30, 2004
                                  -continued-


          o Formation expenses, the cost of acquisition of intangible, tangible and financial fixed assets denominated in a currency other than the base currency are translated at historical exchange rates;

          o All other assets denominated in a currency other than the base currency are valued individually at the lower of their counter values translated into base currency at their historical exchange rate or exchange rate prevailing at the balance sheet date;

          o All liabilities denominated in a currency other than the base currency are valued individually at the higher of their counter values translated at historical exchange rate or exchange rate prevailing at the balance sheet date;

          o Revenues and expenses denominated in a currency other than the base currency are translated into the base currency at the exchange rates applicable on the day they are collected or disbursed.

               Consequently only realized exchange gains and losses and unrealized exchange losses are reflected in the profit and loss account.

      2.4      Share Option Plan

               The Company has elected to account for its stock based compensation awards to employees and directors of the Group in accordance with the U.S. GAAP requirements under Accounting Principles Board Opinion No. 25.

NOTE 3 - INVESTMENTS

The Company accounts for its investments in subsidiaries at historical cost. The direct subsidiaries of the Company at November 30, 2004 and November 30, 2003 are as follows:


   Name of the company              Country                 Percentage held             Cost ($'000)
   -------------------              -------                 ---------------             ------------
                                                           2004         2003          2004          2003
                                                           ----         ----          ----          ----

  SCS Holdings N.V.                Netherlands             100%         100%          245,934       245,934
  Stolt Offshore B.V.              Netherlands              75%          75%          268,935       268,935
  Stolt Offshore M.S. Limited      Bermuda                 100%         100%               12            12
  Jarius Investments Limited       Gibraltar               100%         100%          305,541       136,000
  SCS Shipping Limited (1)         United Kingdom          < 1%         < 1%           18,823        18,823
  SCS Holdings Limited (2)         United Kingdom          < 1%         < 1%            7,380         7,380
                                                                                      -------       -------
                                                                                      846,625       677,084
                                                                                      -------       -------

The aggregate Company interest in the underlying equity of these subsidiaries was ($'000) 1,061,740 at November 30, 2004 (2003 - ($'000) 884,663). Although
certain subsidiaries within the group may have deficits in shareholders' equity, the assets of other subsidiaries in the group are available to meet these obligations. In the opinion of the Directors, there is no permanent impairment in the carrying value of the above investments.


------------------------------
1 SCS Shipping Limited has issued share capital of 5,002,000 shares of which
  Stolt Offshore S.A. holds one share.
2 SCS Holdings Limited has issued share capital of 501 shares of which Stolt
  Offshore S.A. holds one share.

                              STOLT OFFSHORE S.A.
                             NOTES TO THE ACCOUNTS
                                    Holding
                            as of November 30, 2004
                                  -continued-


NOTE 4 - SHARE CAPITAL

     At an Extraordinary General Meeting on February 11, 2004 the authorized share capital of the Company was increased to 230,000,000 Common Shares, with a par value of $2.00 per share.

     During the year ended November 30, 2004, the Company entered into the following transactions:

     o On February 13, 2004, through the Private Placement, the Company issued and sold 45,500,000 Common Shares at $2.20 per share. Gross proceeds were $100.1 million ($93.2 million net of expenses).

     o On February 13, 2004, the outstanding 34,000,000 Class B shares were converted into 17,000,000 Common Shares ("The Share Conversion").

     o On April 20, 2004, SNSA completed a previously announced debt for equity swap. SNSA subscribed to 22,727,273 Common Shares in consideration for cancellation of $50 million of subordinated loans to the Company.

     o On May 28, 2004 the Company, through a Subsequent Issue, issued and sold 29,900,000 Common Shares at $2.20 per share, raising gross proceeds of $ 65.8 million ($61.6 million net of expenses).

     o Pursuant to the Company's Stock Option Plans, the Company issued 4,734 shares of Common Stock during the fiscal year ended November 30, 2004.

     As of November 30, 2004 191,394,221 million Common Shares were outstanding. SNSA held 41.5% (79,414,260 Common Shares) of the outstanding Common Shares.

     Until the conversion of Class B shares, Common shares and Class B shares voted as a single class on all matters submitted to a vote of shareholders, with each share entitled to one vote, with the exception of recapitalisation, reclassification or similar transactions affecting the relative rights, preferences and priorities of the Common shares and Class B shares, which required an affirmative vote of the holders of a majority of the outstanding Common shares and Class B shares each voting as a separate class. With respect to liquidation and dividend rights, the Class B shares were entitled to receive $0.005 per share for each $0.01 per Common share.


NOTE 5 - LEGAL RESERVE

     Under Luxembourg law an amount equal to at least 5% of the annual income must be appropriated to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. The legal reserve may also be satisfied by allocation of the required amount at the time of issuance of shares or by a transfer from share premium.

     The legal reserve for all outstanding Common Shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of issuance of new shares.


NOTE 6 - SHARE OPTION PLAN

     Under the option plan approved in April 2003 (the '2003 Plan'), options on up to but not exceeding 6.3 million Common Shares can be granted. This plan replaced the previous plan (the '1993 Plan'). The unused portion of options authorised to be granted under the 1993 Plan (approximately 1.3 million) was rolled forward into the 2003 Plan. The Company has also granted options under the terms of the 2003 Plan in respect of a Key Staff Retention Plan (`KSRP'). The number of options that vest under the KSRP is linked to the attainment of a number of strategic and financial objectives in fiscal years 2004, 2005 and 2006. The cost of the options granted under the KSRP during the year, calculated in accordance with Accounting Principles Board Opinion No.25, was $2.6 million.

                             STOLT OFFSHORE S.A.
                             NOTES TO THE ACCOUNTS
                                    Holding
                            as of November 30, 2004
                                  -continued-


     A Compensation Committee appointed by the Company's Board of Directors administers the 2003 Plan. Options are awarded at the discretion of the Company to Directors and key employees.

     Any options granted under the stock option plan for key employees and Directors resident in France (the 'French Plan') will count against this limit. Other than options granted under the KSRP, options under the 2003 Plan and the French Plan may be granted exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. The options under the KSRP do not vest until the end of the first quarter of fiscal year 2007 and are then exercisable up until 10 years from the date of grant.

     During fiscal year 2004, 5,744,700 options were granted under the 2003 Plan, which included 723,000 options granted under the French Plan and 2,460,000 granted under the KSRP.

     The following tables reflect total options activity for the three-year period ended November 30, 2004:


    For the year ended November 30                          2004                 2003                 2002
                                                            ----                 ----                 ----
                                                             Weighted              Weighted             Weighted
                                                              average               average              average
                                                             exercise              exercise             exercise
                                                                price                 price                price

                                                  Shares         $     Shares          $      Shares        $

    Outstanding at beginning of year           4,564,072      7.55   3,683,292       9.85   3,024,410    10.77
    Granted                                    5,744,700      2.68   1,249,500       1.33     797,750     6.35
    Exercised                                    (4,734)      1.19           -          -    (14,392)     7.38
    Forfeited                                  (243,727)      6.52    (368,720)      9.72   (124,476)     9.97
    Outstanding at end of year                10,060,311      4.81   4,564,072       7.55   3,683,292     9.85
    Exercisable at end of year                 3,169,986      9.15   2,388,007      10.19   2,001,049    10.28
    Weighted average fair value of options                    1.81                   0.78                 4.49
     granted


    Of the options outstanding as at November 30, 2004, 1.8 million had performance criteria attached under the KSRP that need to be exercised before they can be fulfilled.

    The fair value of each share option grant is estimated as of the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

                                                    2004       2003      2002
    Risk free interest rates                       3.93%      3.75%     5.39%
    Expected lives of options                    7 years    7 years   7 years
    Expected volatility                            76.9%     70.34%     69.1%
    Expected dividend yields                          -          -         -

    The following tables summarize information about share options outstanding as of November 30, 2004:


                                                         Options outstanding                     Options exercisable
                                                   Weighted
                                                    Average         Weighted                                Weighted
                                                  Remaining          average                                 average
                                    Options     Contractual   exercise price               Number     exercise price
   Range of exercise price      outstanding    life (years)                $          Exercisable                  $
   Common Shares

   $11.21 - 17.99                   696,350            5.53            14.50              602,550              14.65
   $7.31 - 11.20                  1,507,252            4.23            10.42            1,500,002              10.42
   $3.01 - 7.30                   1,703,943            7.84             5.63              593,668               6.20
   $1.19 - 3.00                   6,152,766            8.87             2.11              473,766               1.79
   -----------------------------------------------------------------------------------------------------------------
                                 10,060,311            7.77             4.81            3,169,986               9.15


    The options granted as part of the acquisition of the former Ceanic Corporation have all been converted into Stolt Offshore S.A. Common Share options and as such are included in the tables above.

                             STOLT OFFSHORE S.A.
                             NOTES TO THE ACCOUNTS
                                    Holding
                            as of November 30, 2004
                                  -continued-


NOTE 7 - COMMITMENTS AND GUARANTEES

     The Company has guaranteed performance bonds issued by its direct and indirect subsidiaries and investments amounting to $259 million at November 30, 2004. Of this amount, $98.7 million and $57.4 million relates to performance bonds issued by Stolt Offshore Services S.A. and Stolt Offshore A/S respectively. The remainder relates to performance bonds issued by a variety of other direct and indirect subsidiaries.

     In the normal course of business, the Company provides project guarantees to guarantee the project performance of direct and indirect subsidiaries and joint ventures to third parties.


NOTE 8 - BOARD OF DIRECTORS' EXPENSES

     Fees paid to directors for the year ended November 30, 2004 amounted to $218,750 and for the year ended November 30, 2003 amounted to $175,000.


NOTE 9 - TAXES

     The Company has elected to be taxed as a billionaire holding company and is subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends and certain compensation paid to non-residents during the period. The tax is calculated as follows:

     Where the total interest paid each year to bondholders and on other comparable securities amounts to or exceeds EUR 2,400,000:

o    3% on interests paid to bond and other security - holders;
o    1.8% on dividends, profit quotas and remuneration on the first EUR
     1,200,000;
o 0.1% charge levied on any surplus dividends, profit quotas and remuneration.

     Where the total interest paid each year to bondholders and on other comparable securities is less than EUR 2,400,000:

o    3% on interests paid to bond and other security - holders;
o 3% on dividends, profit quotas and remuneration, but to a maximum amount corresponding to the difference between EUR 2,400,000 and the total interest paid to bondholders and on other comparable negotiable securities;
o 1.8% on any surplus dividends, profit quotas and remuneration up to EUR 1,200,000 distributed;
o    0.1% on surplus dividends, profit quotas and remuneration.

     Billionaire holding companies are subject to a minimum annual charge of EUR 48,000. Interest paid to creditors who do not hold bonds or similar negotiable securities are disregarded in calculating the tax base. The tax election made cannot be reversed; in other words, billionaire holding companies cannot elect different tax treatment from one year to the next.

     For the years ended November 30, 2004 and 2003 this tax amounted to $59,258 and $55,999 respectively, and is included in other charges in the accompanying statements of profit and loss.

                             STOLT OFFSHORE S.A.
                             NOTES TO THE ACCOUNTS
                                    Holding
                            as of November 30, 2004
                                  -continued-


NOTE 10 - SUBSEQUENT EVENTS

     On January 13, 2005 the Company announced that the 79,414,260 Common Shares previously held by Stolt-Nielsen S.A, had successfully been placed with institutional investors in both the US and Europe. As a result Stolt-Nielsen S.A. no longer holds any shares in Stolt Offshore S.A.

     On February 2, 2005 the Company announced a number of changes in the composition of the Board of Directors following the successful placement of the Stolt-Nielsen S.A. shareholding with institutional investors. Jacob Stolt-Nielsen (Chairman) and Niels G. Stolt-Nielsen both decided to retire from the Board of Directors with immediate effect. Certain changes to the Board in February 2005 resulted in the following composition of the Board:
     Mark Woolveridge (Chairman of the Board), James Hurlock (Vice Chairman of the Board and Chairman of the Nomination Committee), Trond Westlie (Chairman of the Audit Committee), Frithjof Skoveroe (Chairman of the Compensation Committee), Haakon Lorentzen, George Doremus, and Tom Ehret (Chief Executive Officer).

Deutsche Bank Trust Company Americas
Trust & Securities Services
Global Equity Services


DEPOSITARY RECEIPTS                                               April 27, 2005


Depositary's Notice of Annual General Meeting of Shareholders of Stolt Offshore:

Issue:                   STOLT Offshore / Cusip 861567105

Country:                 Norway

Meeting Details:         Annual General Meeting of Shareholders - May 27,
                         2005 at 3:00 p.m. local time at the offices of Services Generaux de Gestion S.A., 23, avenue
                         Monterey, L-2086 Luxembourg.

Meeting Agenda:          The Company's Notice of Meeting, including the Agenda,
                         is attached

Voting Deadline:         On or before May 20, 2005 at 3:00 PM (New York City
                         time)

ADR Record Date:         March 29, 2005

Ordinary: ADR ratio      1 Ordinary Share: 1 ADR


In accordance with Section 17 of the Deposit Agreement between Stolt Offshore (the "Company") and Deutsche Bank Trust Company Americas, as Depositary (the "Depositary"), Stolt Offshore ADR holders (the "Holders") are hereby notified of the Company's Annual General Meeting of Shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is enclosed.

Holders at the close of business on the ADR record date will be entitled, subject to any applicable law, the Company's Articles of Association and the provisions of or governing Deposited Property underlying ADRs, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Property represented by ADRs. A voting instruction form is enclosed for that purpose.

Upon receipt of a voting instruction from an ADR Holder on the ADR record date, received on or before the ADR voting deadline, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Articles of Association of the Company and the provisions of the Deposited Property underlying the ADRs, to vote or cause the Custodian to vote the Shares and/or other Deposited Property, in person or by proxy, represented by the ADRs in accordance with the instructions set forth in such request.

Voting instructions may be given only in respect of a number of ADRs representing an integral number of Shares or other Deposited Property.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote or attempt to exercise the right to vote Shares or other Deposited Property represented by ADRs except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Property represented by ADRs for which no specific voting instructions are received by the Depositary from the Holder shall not be voted.



For further information, please contact:

Heidy Kashef, Associate
Deutsche Bank - Depositary Receipts
212 250-1605  :   212 797-0327


                                                              [Graphic omitted]

                                      PROXY
                               STOLT OFFSHORE S.A.
                   Proxy Solicited on behalf of the Board of
                       Directors of the Company for Annual
                          General Meeting May 27, 2005
     The undersigned hereby authorize DnB NOR Bank ASA to constitute and appoint Mark Woolveridge, Tom Ehret, Stuart Jackson, Johan Rasmussen, Jean-Paul Reiland, Jean Hoss and Philippe Hoss, and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent the undersigned at the Annual General meeting of Stockholders of STOLT OFFSHORE S.A., to be held at the offices of Services Generaux de Gestion S.A., 23 avenue Monterey, L-2086 Luxembourg on Friday May 27, 2005 at 3:00p.m., and at any adjournments thereof, on all matters coming before said meeting.

        (Continued and to be marked, dated and signed, on the other side)

    Address Change/Comments (Mark the corresponding box on the reverse side)

--------------------------------------------------------------------------------
                              FOLD AND DETACH HERE

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS.   Please
                                                                                                            Mark Here
                                                                                                            for Address  [  ]
                                                                                                            Change or
                                                                                                            Comments
                                                                                                            SEE REVERSE SIDE

                                        FOR   AGAINST   ABSTAIN                                           FOR   AGAINST   ABSTAIN
1.  Approval of Annual Meeting Date     [  ]   [  ]      [  ]        5.  Extend Validity of Authorized    [  ]   [  ]      [  ]
                                                                         Capital/Suppression of Share-
                                                                         holders Pre-emptive Rights

                                                                                                          FOR   AGAINST   ABSTAIN
2.  Approval of Unconsolidated          FOR   AGAINST   ABSTAIN      6.  Approval of Authorization of     [  ]   [  ]      [  ]
    Financial Statements                [  ]   [  ]      [  ]            Share Repurchases

3.  Approval of Consolidated Financial  FOR   AGAINST   ABSTAIN
    Statements                          [  ]   [  ]      [  ]

4.  Discharge of Directors and          FOR   AGAINST   ABSTAIN                                           FOR            WITHHELD
    Statutory Auditors                  [  ]   [  ]      [  ]        7.  Election of Directors (see       [  ]             [  ]
                                                                         below)

                                                                             For election 01 George Doremus, 02 Haakon Lorentzen,
                                                                             03 James B. Hurlock, 04 J. Frithjof Skouveroe,
                                                                             05 Mark Woolveridge, 06 Tom Ehret and 07 Trond Westlie.

                                                                             Withheld for the nominees you list below: (Write that
                                                                             nominee's name in the space provided below.)
                                                                             -------------------------------------------------------
                                                                                                          FOR   AGAINST   ABSTAIN
                                                                     8. Election of Independent Auditors  [  ]   [  ]      [  ]
                                                                        and Statutory Auditors

Signature---------------------------------------- Signature---------------------------------------- Date----------------------------


Note: Please sign exactly as name appears above. Joint owners should each sign.  When signing as attorney, executor, administrator or guardian, please give full title as such.
------------------------------------------------------------------------------------------------------------------------------------
                                                        FOLD AND DETACH HERE